UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

SOUTHWALL TECHNOLOGIES INC.

(Name of Subject Company)

SOUTHWALL TECHNOLOGIES INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

844909200

(CUSIP Number of Class of Securities)

Dennis Capovilla

President and Chief Executive Officer

Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, California 94303

(650) 798-1200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott C. Dettmer, Esq.

Paul E. Sieminski, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard

Redwood City, California 94063

(650) 321-2400

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 filed by Southwall Technologies Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 25, 2011, relating to the tender offer by Backbone Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Solutia Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $13.60 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9. Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

“At 12:00 midnight, New York City time, on the night of Tuesday, November 22, 2011, the Offer expired as scheduled. Based on information provided by the Depositary to Parent, 7,140,879 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, including 23,579 Shares subject to guaranteed delivery procedures. The tendered Shares represent approximately 95.7% of the outstanding Shares, which satisfies the Minimum Condition. Accordingly, Purchaser accepted for payment all such Shares in accordance with the terms of the Offer.

As a result of Purchaser’s purchase of the Shares in the Offer, Purchaser and Parent have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent intend to effect a “short-form” merger under the DGCL in which Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser, any other subsidiary of Parent, any subsidiary of the Company or in the treasury of the Company, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who are entitled to exercise and have properly exercised their appraisal rights under Section 262 of the DGCL), will automatically be converted into the right to receive the Merger Consideration. All Shares converted into the right to receive the Merger Consideration will be cancelled and cease to exist.

On November 23, 2011, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Item 9    Exhibits.

Regulation M-A Item 1016

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(J)	Press Release issued by Solutia Inc. on November 23, 2011 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on November 23, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dennis Capovilla
Name: Dennis Capovilla
Title: President and Chief Executive Officer

Dated: November 23, 2011